701 Fifth Avenue, Suite 5100 Seattle, WA 98104-7036 PHONE 206.883.2500 FAX 206.883.2699 www.wsgr.com

November 7, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey Riedler, Assistant Director
Daniel Greenspan
Johnny Gharib
Tabatha McCullom Lisa Vanjoske

Re:	Juno Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted September 12, 2014
CIK No. 0001594864

Ladies and Gentlemen:

On behalf of our client, Juno Therapeutics, Inc. (the “Company”), we submit this letter in response to certain comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 10, 2014 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Prior Registration Statement”). We are concurrently submitting on a confidential basis via EDGAR this letter and a revised draft of the Registration Statement (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the prior Registration Statement confidentially submitted on September 12, 2014 and the confidential exhibits-only submission of the Registration Statement on October 24, 2014.

On October 27, 2014, we submitted to the Staff a response letter providing responses to the comments in the Comment Letter, other than in respect of Comment No. 35. In this letter, we have recited that comment from the Staff in italicized, bold type and have followed such comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

AUSTIN     BEIJING     BRUSSELS     WILMINGTON, DE     HONG KONG     LOS ANGELES     NEW YORK

PALO ALTO     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC

Securities and Exchange Commission

November 7, 2014

Statement of Convertible Preferred Stock and Stockholders’ Deficit, page F-26

35.	Provide us reference to authoritative literature supporting recording the $6,889 fair value of preferred stock put options to stockholders’ equity rather than convertible preferred stock.

In response to the Staff’s comment, the Company has clarified the accounting for its preferred stock put options, renamed to preferred stock options, and has revised the Registration Statement on pages 74, 75, F-8, F-9 and F-31.

The Company respectfully notes that at inception, the fair value of its preferred stock option was a debit of $6,889. In evaluating the appropriate classification of the credit side of the entry, the Company considered ASC 470-20-25-13, which it applied by analogy to the convertible preferred stock. Under ASC 470, there is a presumption that when an instrument is issued at a substantial premium, such premium represents paid-in capital based on the substance of the transaction. In comparison to the $31,312 of preferred stock issued in April 2014, the $6,889 value associated with the option resulted in a 22% premium to the preferred stock issuance price.

Please direct any questions regarding any of the Company’s responses to the Staff’s comments or the revised draft of the Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com or Patrick J. Schultheis at (206) 883-2501 or pschultheis@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

Michael Nordtvedt

cc:	Hans Bishop, Juno Therapeutics, Inc.
Steven Harr, Juno Therapeutics, Inc.
Bernard Cassidy, Juno Therapeutics, Inc.
Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati P.C.
Shayne Kennedy, Latham & Watkins LLP
Kathy Smith, Ernst & Young LLP